CERTIFICATE OF MERGER

THIS CERTIFICATE OF MERGER, dated as of July 21, 2021, is entered into by and between Myson Interim, Inc., an Oklahoma corporation ("Myson Interim") and Myson Merger, Inc., an Oklahoma corporation ("Myson Merger"), to effectuate the merger of Myson Interim with and into Myson Merger (the "Merger"), pursuant to Oklahoma General Corporation Act Section 18-1081.G. Myson Interim and Myson Merger are hereinafter collectively referred to as the "Constituent Corporations." Myson Merger is sometimes hereinafter referred to as the "Surviving Corporation." This Certificate of Merger sets forth the agreement of merger required by Section 18-1081.A of the Oklahoma  General Corporation Act.

RECITALS

A.

Myson Interim has  outstanding  approximately 69,778 shares of common stock, plus additional shares issuable in lieu of fractional shares, and 1,000 shares of Series A Convertible Preferred Stock, convertible into an aggregate of 10,000,000 shares of common stock and with the voting rights of 100,000,000 shares of common stock,  which are the only classes of shares entitled to vote; and Myson Merger has outstanding 1,000 shares of common stock, which is the only outstanding class entitled to vote. Myson Interim owns all of the outstanding shares of Myson, Inc. (“Holdco”), which is not a constituent corporation to the Merger. Holdco owns all of the outstanding shares of Myson Merger.

B.

The Constituent Corporations have agreed that Myson Interim will merge with and into Myson Merger, pursuant to a holding company reorganization under Oklahoma General Corporation Act Section 18-1081.G., with Myson Merger to be the Surviving Corporation and with Holdco to be the holding corporation (as defined in Section 18-1081.G) and the resulting parent of Myson Merger. The Merger has been approved, adopted, certified, executed, and acknowledged by each of the Constituent Corporations in accordance with the provisions of Section 18-1081 by the Board of Directors on July 8, 2021, and by the shareholders of each of the Constituent Corporations on July 8, 2021.

C.

In respect of each Constituent Corporations, the holders of all of the 1,000 shares of their respective common stock outstanding on July 8, 2021 have approved the Merger by written consent action dated July 22, 2021. The Certificates of Incorporation and Bylaws of each Constituent Corporation are identical except for the name of the corporation, and each of the Certificates of Incorporation authorizes the issuance of 480,000,000 shares of common stock and 20,000,000 shares of preferred stock, all par value $.00001 per share.

D.

The number of votes cast by the shareholders of the Constituent Corporations was sufficient for the approval of the Merger.

NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger; (b) the method of carrying the same into effect; (c) the manner and basis of converting and exchanging the shares of Myson Interim Common Stock into shares of Holding Common Stock; and (d) such other details and provisions as are deemed necessary or desirable; and in consideration of the foregoing recitals and the agreements, provisions and covenants herein contained, the Constituent Corporations hereby agree as follows:

1.

Effective Date.  The Merger shall become effective upon the filing of this Certificate of Merger with the Oklahoma Secretary of State.  The date and time on which the Merger becomes effective is hereinafter referred to as the "Effective Date."

2.

Merger.  At the Effective Date, Myson Interim shall merge with and into Myson Merger, with Myson Merger being the Surviving Corporation and the separate corporate existence of Myson Interim shall cease.  The corporate identity, existence, purposes, franchises, powers, rights and immunities of Myson Interim at the Effective Date shall be merged into Myson Merger which shall be fully vested therewith. Myson Merger shall be subject to all of the debts and liabilities of Myson Interim as if Myson Merger had itself incurred them and all rights of creditors and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, provided that such liens, if any, upon the property of Myson Merger shall be limited to the property affected thereby immediately prior to the Effective Date.

3.

Articles of Incorporation.  At the Effective Date, the Articles of Incorporation of Myson Merger shall be the Articles of Incorporation of the Surviving Corporation, with the following amendment:

A new Article  shall be appended to the Certificate of Incorporation of Myson Merger, to read as follows: “Any action or transaction by or involving the corporation, other than the election or removal of directors, that requires the approval of  the stockholders under the certificate of incorporation or the Oklahoma General Corporation Act, shall pursuant to Section 1081.G of such Oklahoma General  Corporation Act, shall require the same vote as is required by the certificate of incorporation of Myson, Inc. or the Oklahoma General  Corporation  Act.”

4.

Effect of Merger on Outstanding Shares.  Each share of Myson Interim, Inc. common stock issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into one share of Holdco common stock, and each share of Myson Interim, Inc. Series A Convertible Preferred Stock issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into one share of Holdco Series A Convertible Preferred Stock.

5.

Other Provisions.

(a)

Governing Law;.  This Certificate of Merger shall be governed by and construed in accordance with the laws of the State of Oklahoma.

(b)

Counterparts.  This Certificate of Merger may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

(c)

Further Assurances.  Each Constituent Corporation shall from time to time upon the request of the other Constituent Corporation, execute and deliver and file and record all such documents and instruments and take all such other action as such corporation may request in order to vest or evidence the vesting in Myson Merger of title to and possession of all rights, properties, assets and business of Myson Interim to the extent provided herein, or otherwise to carry out the full intent and purpose of this Certificate of Merger.

IN WITNESS WHEREOF, the parties hereto have caused this Certificate of Merger to be executed on behalf of the Constituent Corporations as of the day and year first above written.

MYSON INTERIM, INC.

MYSON MERGER, INC.

(an Oklahoma corporation)

(an Oklahoma corporation)

By:/s/ G. Reed Petersen

By:/s/ G. Reed Petersen

G. Reed Petersen

G. Reed Petersen

President

President

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